SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

On August 23, 2006, Registrant ceased to publicly offer shares of Shaker Fund. Due to shareholder redemptions in response to the cessation of the public offering of the Fund's shares, Charles Schwab & Co. Inc. ("Schwab") controlling interest in Shaker Fund rose to 50.34% as of August 31, 2006. On September 29, 2006, the Fund had no shareholders and ceased operations.

National Financial Service LLC ("NFS") has acquired control of Merk Hard Currency Fund as of July 31, 2006 due to ownership of greater than 25% of the Fund's outstanding shares. On July 31, 2006, NFS owned 27.67% of the Fund and thus controlled the Fund as of that date.

Charles Schwab & Co. Inc. ("Schwab") has acquired control of Absolute Strategies Fund as of July 31, 2006 due to ownership of greater than 25% of the Fund's outstanding shares. On July 31, 2006, Schwab owned 25.51% of the Fund and thus controlled the Fund as of that date.